www.pdl.com

PDL
Humanizing Science™

<u>For Immediate Release</u>

<u>Contact:</u>

James R. Goff
Senior Director,
Corporate Communications
(510) 574-1421
jgoff@pdl.com

**PROTEIN DESIGN LABS ANNOUNCES INTENT
TO OFFER $200 MILLION OF CONVERTIBLE SUBORDINATED
NOTES IN PRIVATE OFFERING**

Fremont, Calif., July 7, 2003 -- Protein Design Labs, Inc. (PDL) (Nasdaq: PDLI) announced today that it intends to offer, subject to market and other conditions, up to $200 million of convertible subordinated notes due 2023 (plus an additional amount up to $40 million) in a private placement. The notes will be convertible into PDL's common stock at the option of the holder at the determined price.

PDL may use up to $155,000,000 of the net proceeds of the anticipated offering to redeem outstanding convertible notes, and intends to use the remaining net proceeds for acquisition of products and technologies, working capital and other general corporate purposes, which includes the current expansion of manufacturing facilities. A portion of the proceeds will be used to collateralize the first three years of interest payments on the notes.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of the convertible subordinated notes, nor shall there be any sale of these notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The notes and the common stock issuable upon conversion of the notes have not been registered under the Securities Act of 1933, as amended (the Securities Act) or any state securities laws, and are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Unless so registered, the notes and common stock issued upon conversion of the notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

The foregoing contains forward-looking statements involving risks and uncertainties and PDL's actual results may differ materially from those in the forward-looking statements, including but not limited to the ability of PDL to complete the sale of the notes and the ability of PDL to effectively use the proceeds of the sale for the indicated purposes. Factors that may cause such differences are discussed in PDL's Annual Report on Form 10-K for the year ended December 31, 2002, PDL's Quarterly

Protein Design Labs, Inc.
34801 Campus Drive
Fremont, CA 94555
Tel: 510.574.1400
Fax: 510.574.1500

Report on Form 10-Q for the quarter ended March 31, 2003, and other filings made with the Securities and Exchange Commission. In addition, PDL may be unable to develop its products and technologies, may experience failures or delays in preclinical or clinical trials, may not expand its manufacturing capabilities, and may be subject to administrative proceedings or disputes regarding its intellectual property. All forward-looking statements included in this press release are based upon information available to PDL as of the date hereof, and PDL assumes no obligation to update any such forward-looking statements.